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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Abviva, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00389Y106

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

FG2 Advisors, LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO. 00389Y106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 34,969,288
9. Sole Dispositive Power
10. Shared Dispositive Power 34,969,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,969,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.82%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 00389Y106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FG2 Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 34,969,288
9. Sole Dispositive Power
10. Shared Dispositive Power 34,969,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,969,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.82%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 00389Y106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 34,969,288
9. Sole Dispositive Power
10. Shared Dispositive Power 34,969,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,969,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.82%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 00389Y106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 34,969,288
9. Sole Dispositive Power
10. Shared Dispositive Power 34,969,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,969,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.82%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on November 19, 2007 with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Abviva, Inc., a Nevada corporation (formerly Genesis Bioventures, Inc., a New York corporation) (the “Issuer”). The address of the executive offices of the Issuer is 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

Item 2.	Identity and Background

(a-f) This Amendment No. 1 is being filed by Firebird Global Master Fund II, Ltd. (the “Fund”), FG2 Advisors, LLC (“FG2”), James Passin (“Mr. Passin”) and Harvey Sawikin (“Mr. Sawikin” and together with FG2, the Fund and Mr. Passin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of FG2 and of FGS Advisors, LLC (“FGS”). Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Firebird Management, LLC, and he is also a controlling principal of FG2 and of FGS.

FG2 is a New York limited liability company which has its principal office at 152 West 57th Street, 24th Floor, New York, NY 10019. The principal business of FG2 is to serve as investment manager to the Fund and to control the investing and trading in securities of the Fund. The principal business of the Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock acquired by the Fund on September 9, 2008 were acquired pursuant to conversion of a promissory note with a face value of $300,000, plus accrued interest thereon (the “Note”), according to the terms of the Note. The Note was initially purchased for its face value from the Issuer in May, 2008 using the working capital of the Fund.

Item 4.	Purpose of Transaction

On behalf of the Fund, FG2 has directed the conversion of the Note and the acquisition of the Common Stock reported by them as an investment for the Fund. FG2 and the Fund share investment power and voting power with respect to the Common Stock reported by them. Mr. Passin and Mr. Sawikin, who serve as the control persons of FG2, share investment power and voting power with respect to the Common Stock reported by FG2 and the Fund. The Fund acquired the Note, and subsequently the Common Stock, because FG2 considered each of them to be an attractive investment opportunity. FG2 may cause the Fund to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Fund at any time.

FG2 intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, FG2 may cause the sale of all or part of the Common Stock held by the Fund, or may cause the purchase of additional Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 1, the Reporting Persons beneficially own an aggregate of 34,969,288 shares of Common Stock (the “Shares”), which represents 25.82% of Issuer’s total outstanding Common Stock, and they share voting and dispositive power over these Shares.

(c) During the past sixty days, FG2, on behalf of the Fund, has effected no transactions involving the Common Stock of the Issuer other than the conversion of the Note, pursuant to which the Fund received 11,311,350 shares of the Issuer’s Common Stock.

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 1, Mr. Passin, Mr. Sawikin, and FG2 expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, or FG2 is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2008	FG2 Advisors, LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

Firebird Global Master Fund II, Ltd.

/s/ James Passin
	Name:	James Passin
	Title:	Director

/s/ James Passin
	Name:	James Passin

/s/ Harvey Sawikin
	Name:	Harvey Sawikin